EXHIBIT 99.3

Additional Statements Required by Rule 17g-1(g)(1)

The attached chart reflects the premium allocation for the joint insured bond among the Funds that was approved by the Boards of Directors/Trustees. The premium on the joint insured bond has been paid through March 15, 2021.

FIDELITY BOND PREMIUM AMOUNT 2020

Fund Name	Identifier	Average Net Assets as of 01/31/20	Allocation	Fidelity Bond
Brookfield Real Assets Income Fund Inc.	RA	$847,577,678.25	17.29%	$2,066.00
Brookfield Global Listed Infrastructure Income Fund Inc.	INF	211,876,641.79	4.32%	516.00
Brookfield Global Listed Infrastructure Fund	BGL	227,804,691.41	4.65%	555.00
Brookfield Global Listed Real Estate Fund	BLR	1,136,093,231.39	23.17%	2,770.00
Brookfield U.S. Listed Real Estate Fund	BRU	16,367,181.93	0.33%	39.00
Brookfield Real Assets Securities Fund	RAS	84,226,791.48	1.72%	204.00
Center Coast Brookfield Midstream Focus Fund	CCC	2,084,812,862.89	42.53%	5,083.00
Center Coast Brookfield MLP & Energy Infrastructure Fund	CEN	289,333,942.20	5.90%	705.00
Center Coast Brookfield Energy Infrastructure Fund	BEI	4,369,492.81	0.09%	10.00
Total		$4,902,462,514.15	100.00%	$11,956.00

Note: Funds with zero assets have been omitted. Each omitted fund is part of a series for which the maximum fidelity bond is currently required and therefore their omission has no bearing on the amount of coverage required or the premium amounts.